October 4, 2018

Mauricio Ramos
President and Chief Executive Officer
Millicom International Cellular S.A.
2, Rue du Fort Bourbon
L-1249 Luxembourg
Grand Duchy of Luxembourg

       Re: Millicom International Cellular S.A.
           Amendment No. 1 to
           Draft Registration Statement on Form 20-F
           Submitted September 28, 2018
           CIK No. 0000912958

Dear Mr. Ramos:

        We have reviewed your amended draft registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F

Financial Statements
2. Summary of Consolidation and Accounintg Policies
The revenue recognition accounting policy applied from January 1, 2018 ... Principal-Agent, page F-10

1. We note your response to comment 10. Please disclose the nature of the promised goods or services where the Group has determined it is acting as a principle and where it is
 Mauricio Ramos
Millicom International Cellular S.A.
October 4, 2018
Page 2
         acting as an agent. Please refer to paragraph 119(c) of IFRS 15.
       You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua
Shainess, Attorney Advisor, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at
(202) 551-3257 with any other questions.



FirstName LastNameMauricio Ramos                              Sincerely,
Comapany NameMillicom International Cellular S.A.
                                                              Division of
Corporation Finance
October 4, 2018 Page 2                                        Office of
Telecommunications
FirstName LastName